Exhibit 99.1

Sapiens to Announce Fourth Quarter and Full Year 2020 Financial Results on February 25, 2021

Holon, Israel – February 9, 2021 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it will report its financial results for the fourth quarter and full year ended December 31, 2020 on Thursday, February 25, 2021.

The Company will host a conference call and webcast on February 25, 2021, to review and discuss Sapiens’ results at:

9:30 a.m. ET

2:30 p.m. GMT

4:30 p.m. Israel time

To participate, please use the following numbers (at least 10 minutes prior to the scheduled time):

United States (toll-free): + 1-888- 642-5032

United Kingdom: 0-800-917-5108

International: +972-3-918-0609

The live webcast of the call can be accessed on Sapiens’ website at https://www.sapiens.com/investor-relations/ir-events-presentations/.

If you are unable to join live, a replay of the call will be accessible until March 8, 2021, as follows: United States and Canada: +1-877-456-0009; International: +972-3-925-5900.

A recorded version of the webcast will also be available at: https://www.sapiens.com/investor-relations/ir-events-presentations/ for a period of three months.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Investor Contact:

Daphna Golden

Vice President, Investor Relations at Sapiens

Daphna.golden@sapiens.com

www.sapiens.com